

Mail Stop 3233

September 10, 2015

Via E-mail
Ernest Cloutier
General Counsel & Secretary
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

>   **Re: Iron Mountain Incorporated**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 25, 2015**
>   **File No. 001-13045**

Dear Mr. Cloutier:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure on page 87 that the stock to be issued in the Transaction will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. Please provide us with a detailed factual and legal analysis setting forth why you believe you may properly rely on this exemption. Refer to Division of Corporation Finance Staff Legal Bulletin No. 3A (June 18, 2008).

2. Please advise us of your consideration of the position expressed in SEC Release 34-14699 (April 24, 1978) and the relevant no-action positions involving cash option mergers with similar cash/stock election features. In this regard, please revise to clarify the timing of when Recall shareholders make their election relative to the time that they vote on the Transaction, and supplementally address how the structure of your cash election compares to prior no-action letters issued by the staff involving similar circumstances. See e.g., Entergy Corporation (November 13, 1992).

3. Please revise to include the audited financial statements for Recall as required by Item 14(c)(2) of Schedule 14A, or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-7262 with any other questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Senior Counsel
Office of Real Estate and
Commodities

cc: Michael Aiello, Esq.
        Weil, Gotshal & Manges LLP